Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC a Registration Statement on Form S-4 containing a preliminary Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE PRELIMINARY JOINT

PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
   Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary Joint Proxy Statement/Prospectus filed with the SEC.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

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HEAR FROM MEL KARMAZIN, CEO OF SIRIUS RADIO.
PLAY

70% Support New Programming Packages
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SIRIUS and XM Announce Post Merger Pricing Plans.
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WHAT PEOPLE ARE SAYING...

Who supports the merger of SIRIUS and XM Radio?
Just groups representing about every race, creed, religion and political affiliation, that's all.
see the list of supporters >

WHAT'S IN IT FOR YOU

You may have already heard the news that SIRIUS and XM are talking about combining into one company. And you may also have wondered what that will mean for you.

The answer is simple:

MORE CHOICES

Today, fans of satellite radio must purchase two radios and two subscriptions to get all the program offerings of both SIRIUS and XM. If our merger is approved, the combined company will offer consumers the best of each service on your current radio - at a price well below the cost of the two services today.

BETTER PRICING

Once we merge, you will have better pricing choices. Subscribers who want their current subscription package will not have to pay any more after the merger. There will be new subscription packages priced below our current offerings. And the best of both SIRIUS and XM will be available at a lower cost than the price of subscribing to both services separately.

SAME RADIOS

SIRIUS

We guarantee no radio will become obsolete. Your current radio will continue to provide you with the programming you enjoy, whether you keep your current service or change to a new subscription plan.

GET MORE DETAIL

IN THE NEWS

Anti Merger Camp Stacks Deck
SIRIUS Buzz

Get It On, XM and Sirius
Motley Fool

Sirius And XM Publish Consumer Study
TWICE

Satellite Radio Wedding Album
The Motley Fool

National Survey Shows Overwhelming Support For New Satellite Radio Programming Packages

National Voter Survey - Executive Summary

Satellite Radio Should Cross Signals, Ex-F.C.C. Chair Says
New York Times

Competitive Electronics
New York Sun

Satellite Merger Good For Diversity
Black Enterprise

Note to the FTC: Get out more
Chicago Tribune

View All

PRIVACY | CONTACT US | SIRIUS.com

©2007 SIRIUSmerger.com

The subject matter discussed in this communication will be addressed in a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission. Stockholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about SIRIUS and XM, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus and the Securities and Exchange Commission filings that will be incorporated may be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations, or to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. Information regarding SIRIUS and XM's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Joint Proxy Statement/Prospectus.

The information provided on this web site is "as is" without warranty of any kind, expressed or implied. SIRIUS has provided links to other Internet sites only for the convenience of visitors, and is not responsible for the materials, activities or content of other web sites.

In addition, the home page and “In the News” page of the website also contain links to the following third-party articles:

Anti Merger Camp Stacks Deck
SIRIUS Buzz
Posted by Tyler Savery | Satellite Standard Group at 11:39 am EST
September 14, 2007
The form letter frenzy of anti-merger comments to the FCC is happening again. In an organized campaign, identical form letters expressing anti-merger sentiment are arriving at the FCC. Though the official comment period has long been closed, comments continue to arrive at the FCC and get published.
To date, this identical form letter has been used well over 2,000 times and has been filed in bulk with the FCC. Strikingly, this means that nearly 60% of the anti-merger comments filed with the FCC have been this exact form letter, and ALL of these letters have arrived after the official comment period had ended.
Prior to these bulk comments, 75% of the filings to the FCC had been positive towards the merger. These form letter filings have tilted the scales, and now the percentage of positive comments stands at 57%. This represents an 18 point swing as a result of this campaign.
While the comment period is officially over, consumer comments are still being accepted and published by the FCC. In my opinion, a true heartfelt comment from a consumer carries much more weight than bulk form letters. If you would like to send your comments in, you can do so easily by visiting siriusmerger.com or xmmerger.com. Both sites make submitting a comment easy, and best of all you can express your opinion in your own words.
Position — Long Sirius, Long XM

Get It On, XM and Sirius
The Motley Fool
Rick Aristotle Munarriz
September 13, 2007
Another day, another believer. Cowen & Co. analyst Tom Watts became the latest industry-watcher to wax optimistic on the chances of Sirius (Nasdaq: SIRI) and XM (Nasdaq: XMSR) clearing regulatory hurdles to get hitched. Watts predicts that the deal could be approved by as early as next month.
Yes, it’s been a brutal engagement. You have to go back seven months, four congressional hearings, and a lot of lobbyist volleying to recall the original merger announcement back in February.
It seemed so unlikely to succeed at the time. However, Sirius and XM have said all the right things and made generous a la carte pricing concessions, and every new believer leaves the National Association of Broadcasters (NAB), which opposes the deal, preaching to an emptier choir.
The NAB is capable of making a sound argument against the deal. This is no slam-dunk. That should be obvious, considering that we’re still talking about an incomplete deal that was announced this past winter.
However, the NAB seems a little more desperate lately, and that’s not very becoming. It hung up a banner at its corporate headquarters earlier this year. The banner featured a simple math equation, with “XM + Sirius” as the numerator, “Monopoly” as the denominator, and the tagline, “You do the math.”
Defending its terrestrial life
The NAB is obviously threatened. As the mouthpiece for its terrestrial-radio constituency, it realizes that a lot of money — potentially in the billions — can be realized in deal synergies if XM and Sirius are allowed to combine. That’s why it’s comical to see the NAB take XM and Sirius to task as a potential monopoly, when the combination is actually threatening the livelihood of the free AM and FM radio stations the association watches over.
When the NAB attacks the combination as bad for consumers, how can it be taken seriously? If prices inch higher and diversity thins out — as the NAB has contested in the past — wouldn’t that be a blessing to conventional stations, which are seeing their more avid listeners flock to XM and Sirius? How can it pretend to be neutral, when it actually fears the opposite of what it’s publicly proclaiming? You don’t pay for lobbyists if you’re impartial. There are no war banners with mathematical taunts hanging in Switzerland.
“A merged entity could raise fees, limit programming choices and be harmful to consumers,” reads the tagline at the NAB’s anti-merger website. It even features a dumbed-down version of its original banner as a website masthead, reading “XM + Sirius = Monopoly,” for those who couldn’t grasp the concept the first time around.
Again, how serious are those allegations? XM and Sirius have already agreed to offer a wider selection of lower-priced plans, some as low as $6.99 a month. While the NAB is using addition and division as promotional fodder, XM and Sirius are coming through with consumer-friendly subtraction.
So why isn’t the NAB more up-front about how things would play out if the deal passes? Well, because if it publicly concedes that a little financial fortitude may find XM and Sirius passing on some of those savings to the consumer — making it an even more formidable opponent to terrestrial players — the deal would pass in a heartbeat.
You can’t blame terrestrial radio for the hand it’s been dealt. As the saying goes, it’s just a pity that it’s playing it so badly.
After the “Just Married” limo drives off
So what will happen when — okay, if — the satellite radio vows are ultimately exchanged? I wouldn’t want to be short the combined company, that’s for sure. Free cash flow will take a dramatic turn for the better once XM and Sirius can trim away at redundancies, spend more time marketing the service instead of smearing one another, and make a combined push at the retail level, where they have been lagging.
XM and Sirius are still strong sells at the new-car showroom, but they’re not exactly Midas at the local Best Buy (NYSE: BBY) or Circuit City (NYSE: CC). That will take innovation. Now that the companies have Apple’s (Nasdaq: AAPL) iPhone to contend with, they need to come out with the killer hardware solution that can be a satellite receiver as well as an MP3 player, Web surfer, and cell phone. That’s essentially what the iPhone is. Anything less, and the company might as well just stay at the car lot, where it’s an easier sell as a factory-installed option.
If the new company wants to matter, it will have to trump the iPhone, even if that means hooking up with Garmin (Nasdaq: GRMN) for GPS functionality or Logitech (Nasdaq: LOGI) for webcam functionality.
In short, investors don’t need to let out a sigh of relief if the deal is finally approved. That’s when the heavy lifting — and the potential multiplication — starts.
Other things to read before the wedding invitation arrives:
The Satellite Radio Wedding Album
Plan B for XM and Sirius?
Satellite Radio Hands Out Appetizers

Sirius And XM Publish Consumer Study
Amy Gilroy
TWICE
9/10/2007
New York — Sirius and XM published results from a survey that found more than 70 percent of consumers say a la carte satellite radio packages would be good for consumers.
In a telephone survey of 800 voters conducted by Sirius and XM in August, 77 percent responded that the $6.99 priced “a la carte” offering, would be good for consumers. Similarly, 72 percent gave the same approval with regard to a $14.99 a la carte offering; 70 percent with regard to a “best of both” service package at $16.99 per month; and 62 percent regarding separate music and news packages, each at $9.99.
Overall, 57 percent of voters agreed that the new programming plans show the merger is in the public interest and 28 percent disagreed.

The Satellite Radio Wedding Album
The Motley Fool
Rick Aristotle Munarriz
September 10, 2007
They’re picking curtains, not coffin drapes. They’re looking at honeymoon brochures instead of divorce papers. The courtship between Sirius (Nasdaq: SIRI) and XM (Nasdaq: XMSR) has been a long and bumpy one, but straight paths to the altar are rare when the vows involve clearing regulatory hurdles.
It’s been nearly seven months since XM and Sirius announced plans to merge. It seemed like a preposterous proposal at first. Satellite radio is a duopoly aspiring to become a monopoly. The precedents weren’t kind. When the two satellite TV providers tried to get hitched five years ago, they were shot down by the FCC.
However, things are different this time. Even graying regulators are beginning to see that the marketplace is evolving with every passing digital audio introduction. After all, you can’t be a monopoly when you’re competing against a growing list of ear magnets. You can’t be accused of hurting consumers when both companies have spelled out lower-priced plans that will be available within a year of the “I do” swaps.
Most importantly, even Mr. Market appears to be rushing out to get fitted for a tux for the eventual soiree.
A tale of two stock charts
Wall Street has ignored XM and Sirius since their initial premarital bliss. Despite healthy subscriber growth at both companies, each stock is trading for less than it did the day before the merger was announced.
Optimism is making a welcome return, though. Last week may have been a loser for equities in general, but XM and Sirius made the most of the abridged trading week. XM’s stock closed 8.3% higher, while Sirius was privy to a 6.4% gain.
Why the sudden thaw? Former FCC commissioner Mark Fowler threw his support behind the deal with a letter printed in the New York Sun on Wednesday. He singled out emerging technologies like HD Radio, Internet radio, Apple’s (Nasdaq: AAPL) iPod, and mobile phones as playing-field levelers.
He’s right. I’ve been saying that for months. Unfortunately, the key word there is “former” FCC commissioner. Current regulators have their ears full these days, and not just with a set of high-end earbuds.
Battle of the bands at AM and FM
Terrestrial radio doesn’t want XM and Sirius to merge. Old-school players see a combined satellite-radio competitor as a bigger programming threat and less of a fiscal bleeder. They’re making sure that their dissent is voiced, although they’re obviously not the only ones lobbying. XM and Sirius spent a combined $810,000 through the first six months of the year to lobby for the deal’s approval.
The National Association of Broadcasters (NAB) doesn’t have a firm footing, though. In throwing its support against the merger back in February, it argued that a merger “will impose higher prices, less diversity, and equipment costs on subscribers.” Two months later, it took out an ad in a couple of industry trade periodicals that essentially said the same thing.
XM and Sirius have shot down those fears. In a cynic-popping move, the satellite radio upstarts committed to lower-priced tiers — as low as $6.99 a month — while assuring existing subscribers that their existing receivers and content expectations would not change.
It wasn’t a genuine shot to begin with by the terrestrial radio-backed NAB. In theory, AM and FM broadcasters would be cheering for higher prices, less diversity, and additional hardware outlays. Those moves would send many of the roughly 15 million satellite radio subscribers back to listening to commercial radio.
It’s no surprise to see that the NAB isn’t exactly elated by having its concerns addressed. It has simply moved on to the original argument — that a merger would violate the language that created the duopoly in the first place.
The printer needs a date for the invitations
The antimerger sentiment is weakening, but the nuptials aren’t simply a ceremony away. RBC Capital analyst David Bank issued a note last week, suggesting that the deal now has a better-than-50% chance of approval within the next month or two. It sent the shares rallying, although “greater than 50%” is still a far cry from 100%.
Combine that with last month’s approval of Whole Foods Market (Nasdaq: WFMI) snapping up its largest competitor, and the regulator blessing appears to make sense. Comparing Whole Foods to XM-Sirius may be like pitting apples against oranges, but it’s a show of faith that the Department of Justice is a little open-minded in what it interprets as sector-suppressing moves.
Clearly XM and Sirius aren’t the only premium radio providers these days. Have you seen a wireless-provider ad that didn’t pitch its digital music offerings? Music subscription services like Napster (Nasdaq: NAPS) and RealNetworks’ (Nasdaq: RNWK) Rhapsody continue to grow in popularity, even as Apple concocts new ways to make sure it stays your top choice for digital music consumption.
“Note to the FTC: Get out more” reads a scathing Chicago Tribune editorial last week. The regulatory forces holding up this merger certainly appear to be doing just that. The fact that this deal has been in limbo since February without being shot down — giving

XM and Sirius more time to let logic, time, and convergence speak louder than their own words — is reason alone to come dressed for its approval.
What will you wear to the wedding?
Other things to read before the invitation arrives:
Until Mel Do We Part
Plan B for XM and Sirius
Fool Video: The Future of XM and Sirius

In addition, the “In the News” page and “Merger Resources” page of the website also contain a link to the following information included on the website:

NATIONAL VOTER SURVEY — EXECUTIVE SUMMARY
Public Opinion Strategies is pleased to present the key findings from a national survey of voters. The telephone survey was conducted August 7-9, 2007, among eight hundred registered voters and has a margin of error of plus or minus 3.46% at the 95% confidence interval. All interviews were conducted via telephone by professionally trained data collectors and respondent selection was at random.
1.	A solid majority of voters believe the new offerings will be good for consumers. We read voters five new programming options that the merged company will be offering consumers, including two a la carte plans, and asked them whether the result of each new offering would be generally good for consumers or generally bad. In all five cases, a majority of voters expressed the sentiment that this would be good for consumers.

“Please tell me if you believe that the result of this new offering will	Generally	Generally
be generally good for consumers or generally bad for consumers?”	Good	Bad	Net Good

A lower priced, a la carte option enabling consumers to choose the individual channels they want. Consumers would select 50 XM or 50 SIRIUS channels for $6.99, a savings of 46 percent off the current rate. Customers can even add channels beyond these 50 for as little as 25 cents each, and no subscriber will pay more than today’s $12.95 subscription rate. *	77%	12%	+60 Good

A second la carte package where consumers would select 100 channels from a pool that includes the channels on one service plus popular selections from the other. This best of both package would cost $14.99 per month, well below the cost of subscribing to both packages today. *	72%	17%	+55 Good

A fixed “best of both” package which will feature all the channels on one service plus the most popular channels on the other service at $16.99 per month, a savings of 34 percent or nearly 9 dollars less than the cost of subscribing to both services now. Consumers would be able to receive popular programming from both services — including Oprah, Major League Baseball, and PGA Golf on XM, and Martha Stewart, NASCAR and the NFL on SIRIUS — at a much lower price than buying both services separately.	70%	18%	+52 Good

The option of choosing a package of mostly music programming or a separate package consisting of news, sports and talk programming. Each of these packages will be $9.99 per month with at least 50 channels, a savings of 23 percent compared to today’s standard subscription rate.	62%	23%	+39 Good

A choice of “family-friendly” packages that block adult-themed programming and gives subscribers a credit off their monthly bill for blocking such content. One package would be $11.95 per month, compared to the standard $12.95 offer today. The other family-friendly package would include channels on one service plus popular selections from the other for $14.99, something that would require two subscriptions today and would cost $25.90.	56%	29%	+27 Good

NATIONAL VOTER SURVEY — EXECUTIVE SUMMARY
August 21, 2007  //  Page 2
     * The two a la carte options had this introductory language: “These next two new a la carte offerings will be available on newly equipped radios that will be priced the same as current radios.”
#	Current satellite radio subscribers are among the fervent supporters of the new offerings, especially the a la carte packages. Fully 93% of satellite subscribers believe the $6.99 a la carte package will be good for consumers and 85% say the same for the $14.99 a la carte offering.

#	There is not a single demographic group that believed any of these package offerings would be an overall bad deal for consumers. Whether young or old, white, Hispanic or African American, lower income or higher income, rural or non-rural residents, men or women, voters of all walks of life said the new plans would be a good result for consumers.

#	This is one of the few topics where Republicans and Democrats are of like mind. This national survey finds broad bipartisan agreement that each of these five new packages will generally be good for consumers.

	Among	Among
Percent who say it is	Republican	Democratic
“generally good for consumers”	Voters	Voters

A lower priced, a la carte option (select 50 XM or 50 SIRIUS channels for $6.99; ability to add stations for $0.25 each) *	82%	75%

A second la carte package (select 100 channels, would cost $14.99 per month) *	77%	71%

A fixed “best of both” package (at $16.99 per month, able to receive popular programming from both services)	78%	67%

A package of mostly music programming or a separate package consisting of news, sports and talk programming ($9.99 per month with at least 50 channels)	65%	59%

A choice of “family-friendly” packages (one will be $11.95 per month, the other for $14.99)	59%	53%
* The two a la carte options had this introductory language: “These next two new a la carte offerings will be available on newly equipped radios that will be priced the same as current radios.”

NATIONAL VOTER SURVEY — EXECUTIVE SUMMARY
August 21, 2007  //  Page 3
2.	By nearly a 30-point margin, voters agree that these new plans — offering more programming choices and lower prices — demonstrate why this merger is good for consumer and in the public interest. Overall, 57% of American voters agree with the following view (28% disagree):

Sirius and XM Radio have promised that the merger will produce substantial savings that will enable the new company to offer more programming choices and lower prices. They say that no subscriber will pay more after the merger for a service similar to what they enjoy today, and that no radio will be made obsolete by the merger. They say these plans demonstrate why this merger is good for consumers and in the public interest.
#	Here again, solid majorities of Republicans (65% agree) and Democrats (54% agree) agree with the premise that this merger is good for consumers and the public at-large.

#	These numbers are even more impressive when you consider that recent public opinion studies have shown the American public to be skeptical about the impact mergers will have on consumers and the country, as a whole. For example, having heard this information about the merger, compare the strong support we received in this survey for the Sirius-XM merger (57% agreeing that it will be good for consumers and in the public interest) with that of another highly publicized merger of media companies, America Online and Time Warner:

“I have a few questions about the recent merger between AOL (America Online) — this country’s largest Internet provider — and the media company Time Warner. In general, do you think this merger will be a good thing or a bad thing for... the country as a whole, or won’t make much difference either way?”
25%     Good
25%     Bad
33%     No difference
17%     Don’t know
“In general, do you think this merger will be a good thing or a bad thing for... people like you, or won’t make much difference either way?”
18%     Good
19%     Bad
52%     No difference
11%     Don’t know
Survey by Newsweek. Conducted by Princeton Survey Research Associates, January 13-January 14, 2000 and based on telephone interviews with a national adult sample of 754.

NATIONAL VOTER SURVEY — EXECUTIVE SUMMARY
August 21, 2007  //  Page 4
3.	Additionally, nearly six out of ten voters agree that AM and FM radio stations are opposing the merger because the combined satellite company will be a stronger competitor to traditional radio. Overall, 58% of American voters agree with the following view (31% disagree):

The trade association representing the traditional AM and FM radio stations is strongly opposing the Sirius and XM merger. Do you AGREE or DISAGREE with the view that AM and FM radio stations are opposing the merger because a combined satellite company will be a stronger competitor to traditional radio by offering consumers more choices of music, talk, entertainment and sports programming, and lower prices?
#	Interestingly, Americans who voted for Democratic candidates for Congress in 2006 (61% agree) and those who supported Republicans (59% agree) share very similar views on this issue.

#	Even those voters who say they listen to mostly AM and FM radio stations for their audio entertainment agree that traditional radio is worried of facing a stronger competitor (57% agree).
4.	Finally, this survey also found that competition for the ears of the listening public is already quite fierce. While certainly dominated by traditional AM and FM radio stations (70% of all voters say they listen to those stations), the usage of television (30%), compact discs (15%), iPod and other MP3 players (10%), satellite radio (10%), and Internet radio (8%) show an already fragmented marketplace where consumers rely on many platforms for their audio entertainment.
“And, when you listen to music, news, talk, sports or other audio entertainment, it is mostly on...”
(Percentages add up to more than 100% because respondents were allowed up give multiple answers)